UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SilverCrest Mines Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

570 Granville Street, Suite 501, Vancouver, British Columbia, Canada	V6C 3P1
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class Name of each exchange on which to be so registered each class is to be registered

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Shares, no par value	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Share Capital

SilverCrest Mines Inc’s (the “Company” or the “Registrant”) authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of the date of this Registration Statement, the Company had 89,736,379 common shares issued and outstanding and no preferred shares issued and outstanding. As of the date of this Registration Statement, the Company also had incentive stock options outstanding for the purchase of an aggregate of 6,215,000 common shares of the company, and common share purchase warrants outstanding for the purchase of an aggregate of 3,010,300 common shares of the Company.

Each common share ranks equally with all other common shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors of the Company. The holders of common shares have no pre emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Shareholders Rights Plan

At the Company’s Annual General Meeting held on June 26, 2008, shareholders approved the implementation of a Shareholders Rights Plan (the "Rights Plan"). The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the board of directors and the shareholders with more time than the 35 days provided by statute, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board of directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

Under the Rights Plan, a bidder making a Permitted Bid (as defined in the Rights Plan) for the common shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's common shares not beneficially owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms to allow other shareholders to deposit to the bid. The Rights Plan will encourage an offer or to proceed by way of Permitted Bid or to approach the board of directors with a view to negotiation by creating the potential for substantial dilution of the offeror's position if a non-Permitted Bid is attempted. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the rights under the Rights Plan is not dilutive until the rights separate from the underlying common shares and become exercisable.

The Rights Plan was re-confirmed by the shareholders of the Company at the Company’s Annual General Meeting on June 15, 2011. The Rights Plan has a term of three years and will expire at the close of the annual meeting of shareholders after the third anniversary of the confirmation of the Rights Plan, unless extended upon reconfirmation by the shareholders.

Restrictions on Share Ownership and Voting by Non-Canadians

There are no limitations under the laws of British Columbia, the laws of Canada or in the Articles on the rights of foreigners to hold or vote Common Shares, except that the Investment Canada Act (Canada) (the “Investment Act”) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire common shares of the Company.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of the common shares of the Company. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are “notifiable” (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister of Industry (Canada) is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a “WTO investor” (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than CAD$330 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Direct acquisitions of control for non-WTO investors are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than CAD$5 million. The CAD$5 million threshold for review also applies with respect to the direct acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in a producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor; however, the notification requirements still apply. For non-WTO investors an indirect acquisition will be reviewable if the value of the Company’s assets is CAD $50 million or more. However, the CAD $5 million threshold will apply if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction.

Certain types of transactions are exempt from application of the Investment Act (other than the provisions concerning national security contained in Part IV.1 of the Investment Act) including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; or

(d)

by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

Exchange Controls

The Registrant is aware of no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the import or export of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of common shares. Any such remittances to United States residents, however, may be subject to Canadian withholding tax at a rate of 25% which may be reduced for qualifying persons resident in the United States pursuant to the Canada - U.S. Income Tax Convention (1980), as amended.

Except as provided in the Investment Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Registrant’s charter or any other of the Registrant’s constituent documents on the right of foreigners to hold or vote the common shares. Under the Investment Act, the acquisition of control of a Canadian business where the applicable financial thresholds are met may be subject to review and approval by the Minister of Industry. For a brief summary of certain provisions of the Investment Act, please see above, under “Restrictions on Share Ownership and Voting by Non-Canadians”.

The provisions of the Investment Act are complex. Any non-Canadian citizen contemplating an investment to acquire control of the Registrant should consult professional advisors as to whether and how the Investment Act might apply.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the purchase, ownership and disposition of the Registrant’s common shares generally applicable to purchasers of common shares who, at all relevant times, are residents of the U.S. for the purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), are not and have not been resident in Canada or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), as amended to the date hereof (the “Canadian Tax Act”) or any applicable income tax convention to which Canada is a signatory, hold their common shares as capital property, deal at arm’s length with and are not affiliated with the Registrant for the purposes of the Canadian Tax Act, do not have a permanent establishment or fixed base in Canada, and do not use or hold and are not deemed to use or hold such common shares in the course of carrying on or being deemed to be carrying on business in Canada (for purposes of this discussion, “U.S. Resident Holders”). Whether a U.S. Resident Holder holds common shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those common shares. Common shares will generally be considered to be capital property to a U.S. Resident Holder unless the common shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such common shares. Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada and elsewhere.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency as of the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the common shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention, the rate of Canadian withholding tax which would apply to dividends paid on the common shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of the Registrant at that time, in which case the rate of Canadian withholding tax is reduced to 5%. However, not all U.S. Resident Holders will qualify for the benefits of the Convention. U.S. Resident Holders who are natural persons will qualify for the benefits of the Convention. U.S. Resident Holders who are not natural persons may not qualify for the benefits of the Convention and are advised to consult with their own tax advisors in this regard.

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain, or entitled to deduct any capital loss, realized by the holder on a disposition or deemed disposition of common shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. Generally, the common shares will be taxable Canadian property to a U.S. Resident Holder at the time of disposition (i) if at any time during the 60-month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of the Registrant and more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act) and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists); or (ii) the common shares were acquired in certain types of tax-deferred exchanges under the Canadian Tax Act in consideration for property that was itself taxable Canadian property. U.S. Resident Holders to whom common shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the common shares.

Item 2. Exhibits.

Not Applicable.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 21, 2012

SILVERCREST MINES INC.

By:	/s/ J. Scott Drever
J. Scott Drever
President